FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 25, 2004

CORUS GROUP plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: March 25, 2004

By

Allison Scandrett

Name: Mrs A Scandrett

Assistant Company Secretary

Restoring Success Annual Review 2003

What are we doing to restore success?

Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides related services in design, technology and consultancy.

After a period of under-performance the Company has begun a process of restoring success which will close the competitive gap between Corus and its European competitors. With a new leadership team and a clear plan to release its potential and improve its performance, Corus is committed to building a solid platform for future growth.

This abridged report does not contain sufficient information to allow for a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information the full financial statements, the auditors’ statement on those accounts, the Directors’ report and Report on remuneration should be consulted. Should you wish to obtain a copy of the full Report & Accounts 2003, free of charge, or elect to receive these in future years, please write to the Company’s Registrars at the address shown on page 34.

Corus Group plc’s principal address is Corus, 30 Millbank, London SW1P 4WY, United Kingdom

Contents
1	Operational and financial highlights
3	Chairman’s statement
5	Chief Executive’s statement
Restoring Success:
– Management and leadership
– Operational performance
– Financing
12	Corus today
14	Review of the period
20	Board of directors
22	Summary directors’ report
24	Summary remuneration report
29	Summary financial statement
29	Auditors’ report
30	Consolidated profit and loss account
31	Consolidated balance sheet
32	Consolidated cash flow statement
33	Reconciliation of net cash inflow/(outflow) to movement in net debt
34	Shareholder information

Operational and financial highlights
•	Turnover of £8.0bn represented an increase of 11% compared to 2002 (£7.2bn) reflecting both higher selling prices and sales volumes.
•	The Group operating loss before exceptionals reduced by £327m to £66m (2002: £393m). After exceptional items the Group operating loss reduced to £208m (2002: £446m).
•	The rise in turnover together with improvements in manufacturing performance and cost efficiency more than offset the rise in input prices.
•	The principal items within the exceptional charge of £142m relate to UK restructuring and asset impairment.
•	Net debt reduced to £1.0bn with gearing down to 37%. Second half reduction of £0.5bn, reflecting equity proceeds and reversal of working capital build-up in the first half.

Financial summary (£m)
	2003	2002
Turnover	7,953	7,188
Operating loss (before exceptional items)	(66)	(393)
Group operating loss	(208)	(446)
Net result	(305)	(458)
Earnings per share (restated)*	(9.25)p	(14.23)p
Net debt at end of period	(1,013)	(1,236)

* See page 30 for explanation of restatement of earnings per share.

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Restoring Success

What are we doing to turn Corus around?

We have appointed a new Chief Executive, reviewed and strengthened the Board and our top team, analysed the competitive gap between Corus and its European peers and launched the ‘Restoring Success’ programme, to close the gap by the end of 2006.

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Restoring Success

Chairman’s statement “Corus had to change – and is doing so. We now have the people, the plan and the resources to improve our performance and release the Company’s potential.”

2003 review
Corus had a difficult start to 2003. Following the unsuccessful execution of a number of projects and market perceptions of uncertainty over financial viability, the share price fell to less than 4p. Nevertheless, results for the year as a whole showed a significant improvement over the previous year. The Group pre-exceptional operating loss reduced by £327m to £66m, (2002: £393m) and reflected higher selling prices and sales volume, together with improvements in manufacturing performance and cost efficiency. After exceptional items the Group operating loss reduced to £208m (2002: £446m).

In addition, our financial position has strengthened, reflected in a significant reduction in net debt at year end to £1bn (2002: £1.2bn), which translates into gearing of 37%. No final dividend will be paid.

Initiating the recovery

Despite the difficulties at the start of the year, we knew that Corus had considerable strengths including some good market positions and a number of projects under way to improve performance. To turn the Company round, it was clear we needed to release its potential.

Recognising that recovery had to begin with new leadership, the Board appointed Philippe Varin as Chief Executive in May 2003. Philippe, in turn, has strengthened the management at executive level and, building on initiatives already in place, has initiated a new and comprehensive programme for the Company’s recovery – ‘Restoring Success’.

In a challenging and global industry such as ours, we need to concentrate on those markets and products where Corus has the strength and resources to compete successfully. Hence our strategy, confirmed by Philippe on his arrival, to focus on selected areas of carbon steel. We need a significant increase in investment to restructure our UK businesses and exploit the opportunities to improve our performance. That is the purpose of ‘Restoring Success’. As Philippe explains on the following pages, the programme is under way.

Furthermore, we now have the finances to carry out the task quickly and in full – thanks to a new banking facility signed in July and an equity issue in December that raised net proceeds of £291m. We see the equity issue, in particular,

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Restoring Success

as a vote of confidence by our shareholders in our plans for the future. With the resources they have provided, we can move ahead with rebuilding the Company and delivering a return on their investment.

Board, management and employees
I would like to pay tribute to my predecessor Sir Brian Moffat who retired in June after 35 years of dedicated service. On behalf of the Board I would like to extend our very best wishes for a long and happy retirement.

During 2003, we strengthened the Board, retaining its international composition with the appointment of two new independent, non-executive directors – Kurt Lauk and Andrew Robb. Andrew, with his broad financial experience, has agreed to chair the Audit committee. We are also pleased to announce the appointment of Tony Hayward as Senior Independent Director. Following Henk Vrins’ retirement from the Board in March 2004, I would like to thank him for his contribution of 35 years to Corus and its predecessor company and to wish him the very best for the future.

Also during the year, we carried out a thorough review of the Board including its functions, committees and terms of reference. Further details of this review and future actions are set out in the Directors’ report.

As you will see on page 24, we have reviewed and redesigned our incentive schemes to align long-term senior management rewards more closely to the creation of value for shareholders. We have also amended the all-employee sharesave scheme with a view to relaunching it in 2004. We will be seeking approval for these proposals at the Annual General Meeting.

The focus of our effort is to sharpen our accountability and to ensure the whole Corus team is pulling together in the interests of our shareholders, customers and employees. We also recognise the need for constructive, open-minded dialogue with all those with an interest in the Company. We have worked hard to improve our communications and explain what needs to be done and why. The support we have received from our stakeholders has been very encouraging.

Safety and the environment
Inherent in ‘Restoring Success’ are ever-higher standards of safety and environmental performance. Although we have seen improvements in our underlying safety record, we still have much to do. The Board has therefore endorsed new measures to sharpen the focus on safety and keep raising standards. As we continue to improve our environmental performance, we ask that legislators pay due regard to the competitive position of manufacturing industry, the Company and its customers, ensuring that a level playing field exists in an international context.

Prospects
The Board believes that Corus has started on the road to recovery. Our confidence rests in the quality of the current leadership under Philippe and his ambitious but achievable plan for restoring the Company’s fortunes. For all its recent troubles, ours is a business with great strengths that we know we can build upon going forward. We are also encouraged by the tremendous commitment of our people and I would like to extend my thanks to our employees for their contribution. Seeing what they have accomplished under all the difficulties of recent years, we know they can achieve the much-needed success with the right management, the right motivation and the right investment.

Our recovery will inevitably take time. That said, the general market outlook is somewhat more positive than at this time last year and Corus is moving forward with a new sense of purpose and direction. With our new team in place, our finances in better shape and ‘Restoring Success’ under way, we have taken the first crucial steps towards turning the business round and building value for all our stakeholders.

Jim Leng
Chairman

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Restoring Success

Chief Executive’s statement
“Our plan requires us to act fast and the pace of change is accelerating. But we will not cut corners. Restoring our performance means carefully building the platform we need for future growth.”

2003 performance
As the Chairman has mentioned, the results for 2003 showed a significant improvement over 2002. The main factors contributing to this improvement arose in the carbon steel segment as a result of higher selling prices (inclusive of exchange rate gains from the weaker pound against the euro) and increased sales deliveries; improved manufacturing performance reflected in higher steel production (including the resumption of a two blast furnace operation at Port Talbot, and increased output in IJmuiden at both the steel plant and the Direct Sheet Plant); and benefits from ongoing measures to improve cost efficiency. These positive factors more than offset the negative impact of increases in raw material and energy prices (which were only partly offset by the weaker US dollar against sterling) and inflationary pressures on other conversion costs, including employment.

At the end of the year, net debt amounted to around £1bn (2002: £1.2bn) and equated to a gearing ratio of 37% (net debt/net tangible assets) (2002: 46%). This reduction mainly reflected the receipt of £291m in net proceeds from the equity placing and open offer, and the reversal of the working capital build in the first half of the year.

Another key measure of our performance is safety. During 2003 we improved our lost time injury performance but the year also brought a number of fatalities. We know our performance must improve.

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Restoring Success

What have we done to release our potential?

In order to concentrate on what we do best, we have chosen to focus on selected areas of carbon steel. To release Corus’ potential, we have strengthened our senior leadership and created a more international and accountable team. We have restructured our organisation for better performance and customer service and begun building a ‘one-Corus’ culture.

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Restoring Success

Strategic focus
We have confirmed our intention to focus on carbon steel. Regarding our aluminium assets, we have entered into the early stages of a process to consider a number of options which may lead to discussions with third parties. However, as long as aluminium remains part of our portfolio, we will continue to develop the business and improve its performance.

The task ahead
When I became Chief Executive in May 2003, my first priority was to establish the scale of the challenge facing Corus. To do this, we compared our performance with that of our European competitors, taking as our measure the ratio of our earnings before interest, tax, depreciation and amortisation (our EBITDA) to our sales.

Comparing our own EBITDA-to-sales ratio with the average of European peers revealed that Corus lagged six percentage points behind. This is a significant competitive gap and our objective, very simply, is to close it.

To succeed we needed three things – the people to make it happen; the plans to effect the change; and the finance to carry it through.

The actions we have taken in these three areas comprise ‘Restoring Success’. Launched in the second half of 2003, ‘Restoring Success’ aims to close that competitive gap.

We are conscious that we need to act fast and the pace of change is therefore accelerating. But we will not cut corners. Short-term fixes are not the answer and we know we will succeed only by building a robust platform for future growth.

Management and leadership
A new team
Before launching ‘Restoring Success’, we reviewed our entire senior team – some 50 individuals including our Executive committee – and made a number of changes. Five members of the Executive committee are new in the last 12 months. Today’s senior leadership is drawn from a broader, more international pool of talent than in the past. It also has the qualities we need for restoring the business – an international outlook, a clear focus on priorities, a willingness to be accountable and a strong commitment to sharing and adopting best practice across the Group.

A new structure
Our early diagnosis showed that we needed a new type of organisation –

one that was less complex and bureaucratic, less UK-centric, more capable of sharing information and more clearly focused on business priorities.

To address these issues, we have replaced the existing structure with four core divisions, each headed by a member of the Executive committee. In a change from past practice, three of the divisional heads will be located outside London.

The new structure ensures greater accountability for performance and customer service while making better use of our internal supply chains and facilitating the sharing of resources and best practice. We intend to report according to the new structure in our 2004 accounts.

A new culture
The changes of management and the new organisation are designed to accelerate our progress towards a ‘one-Corus’ culture. To succeed, we know we must operate as a single, integrated company.

To this end, we are working towards better communication, systematic sharing of good ideas and practices and a sharper focus on the customer and the competition. We want a

Corus is to focus on carbon steel

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Restoring Success

What have we done to improve our operational performance?

With the right leadership and organisation in place, ‘Restoring Success’ focuses on our operational performance. We have launched a programme that builds on the performance-improvement initiatives already established, delivers the restructuring of our UK operations and provides further opportunities to achieve the improvement we need.

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Restoring Success

culture in which managers are fully accountable and employees are incentivised to give their best to the business. Only then, we believe, can we unlock the substantial potential that exists within Corus.

Operational performance
In formulating our plan, we looked at the performance-improvement initiatives under way and the benefits of the UK restructuring programme first outlined in April 2003. While these were taking us some way towards our objective, they still were not enough to close the competitive gap. Hence the further initiatives announced during the year.

Existing initiatives
A number of excellent performance improvement initiatives have been under way for some time and continue on target. They include:

•  the completion of existing manning reduction programmes

•  the World Class IJmuiden initiative, aimed at improving the performance of the Dutch strip products business

•  the High Performance Strip UK programme.

These initiatives are expected to deliver £210m per annum of benefits between June 2003 and the end of 2005.

UK restructuring
The aim of the UK restructuring programme is to improve the efficiency of our UK steelmaking businesses in order to reduce costs and generate cash throughout the economic cycle. Corus’ crude steel production in the UK will be focused on just three sites – Rotherham, Port Talbot and Scunthorpe – with capacity more closely aligned to likely future demand.

The programme requires significant investment in our engineering steels business as we concentrate our steelmaking, casting and rolling at Rotherham. Our aim, here, is to enable Corus Engineering Steels to achieve a competitive position in the European Market. Other initiatives will concentrate the production of strip products on Port Talbot and long products on Scunthorpe. The programme is well under way and is expected to add £120m of benefits by the end of 2006 compared to June 2003.

Further initiatives
In the second half of 2003, we have carried out a detailed review of our business units to identify further opportunities to cut costs and improve performance by sharing and implementing best practice across the Group. In total, we have identified opportunities worth up to £350m of benefits per annum by the end of 2006 compared to June 2003. These consist of:

•  savings through improving our manufacturing, purchasing more efficiently and optimising our supply chain

•  savings by rationalising support functions across the Group

•  performance improvements through specific projects designed to shift the balance towards higher-margin products for premium end-markets.

The Group capital expenditure plans going forward allow for a substantial increase from the current levels to support these further initiatives.

Full implementation of the ‘Restoring Success’ initiatives is designed to close the competitive gap as at June 2003 by the end of 2006.

As well as saving costs and boosting performance, our action plans also focus on safety and customer service.

Improving operational performance is vital to restore success

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Restoring Success

What measures have we taken to finance our recovery?

Our recovery programme is soundly financed. We signed a new working-capital bank facility in July and our shareholders provided £291m of net proceeds from the December equity issue. With these initiatives and the actions we have taken internally to strengthen our finances, we now have the resources to carry out the task quickly and in full.

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Restoring Success

Safety
As I have mentioned, our safety record must improve. We have therefore launched a new safety policy along with new standards and new measures.

Customer service
We have also set ambitious targets for improving our customer service and we are already seeing progress. Our UK steel market share has increased in 2003 against a background of stable demand and improved delivery performance. Nevertheless we recognise the need to make further progress. We are also seeking continuous improvements in our products and process, and examples of these developments are shown on page 18 of this review.

Financing
The final element of ‘Restoring Success’ was to make sure we had the finances to carry out our plans. In July 2003, we agreed a new €1.2bn bank facility to replace the syndicated bank facility that was due to expire at the end of January 2004. This will meet our working capital requirements through to June 2006. Our immediate priority was then to fund the UK restructuring programme. Later in the year we raised £291m (net) through an equity issue completed in December. This enables us to pursue the full UK restructuring programme. It also allows higher capital expenditure to support other ‘Restoring Success’ initiatives and both strengthens the balance sheet and improves financial flexibility.

The next stage of refinancing will focus on extending the Group’s debt maturity profile. Further ahead, our aim is to regain investment grade status and resume dividend payments to our shareholders.

Summary
It will take up to three years for ‘Restoring Success’ to be fully implemented and close the competitive gap, giving us parity with our European rivals. Restoring our operational performance is essential, along with achieving best in class customer service. I am confident that delivering this programme will help us to build a solid platform for future growth.

We are moving quickly but with care to turn the Company round. In our favour is the worldwide recovery that appears to be under way; less helpful is the unprecedented rise in the price of raw materials – one of many issues that will challenge us in the coming months. However we’re confident that we will succeed. We have the team, we have the plan, we have the resources. Corus has substantial potential and the process of realising that potential is gathering speed.

Philippe Varin
Chief Executive

Capital expenditure is being increased to support ‘Restoring Success’

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Corus today

Our business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products. In addition, Corus provides related services in design, technology and consultancy. With sites and offices around the world, Corus employs just under 50,000 people.

Strategic focus
Corus has confirmed its intention to focus on carbon steel and will continue to develop and improve its aluminium business while options are being considered. Corus is committed to restoring success in order to build a platform for future growth. Priorities for 2004 include achieving the committed savings identified, improving customer service and improving performance in health and safety.

Executive committee
With five new appointments to the Executive committee, Corus has an international leadership team, with greater accountability and a clear focus on priorities. In addition there is a strong commitment to sharing and adopting best practice across the Group.

Philippe Varin
Chief Executive

Gerhard Buddenbaum
Division Director
Aluminium

David Lloyd
Director Finance

Paul Lormor
Division Director
Long Products

Scott MacDonald
Division Director
Distribution and
Building systems

Stuart Pettifor Chief Operating Officer and Acting Division Director Strip Products Richard Reeves Company Secretary Staf Wouters Director Human Resources

Our people
Corus is proud of its international workforce and recognises the contribution made by its people. Corus’ employees are highly valued and much emphasis is placed on training and development. In 2003

the total training investment was approximately £50m, around £1,000 per employee. In this way Corus ensures its workforce is highly skilled and capable of delivering world-class performance.	Employees by location At end December 2003
	1.	UK	24,600
	2.	The Netherlands	11,400
	3.	Germany	6,000
	4.	France	1,700
	5.	Belgium	1,600
	6.	USA	1,100
	7.	Canada	1,100
	8.	Other countries	1,900
	Total		49,400

Health, Safety and Enviroment
Corus places much emphasis on being a responsible member of the communities in which it operates. Safety is a priority for the Executive committee and there is a strong commitment to ensuring the health, safety and well-being of its employees, contractors, and neighbours.

The Executive committee is focussed on improving health and safety performance and is leading a number of initiatives to address this. In addition, there is a focus on continually improving environmental performance and developing sustainable products with a better environmental profile.

Corus takes its social responsibility seriously and integrates financial and strategic goals with its commitment to improving performance in health, safety and environment. Corus conducts all aspects of its business with honesty and integrity.

For further information visit www.corusgroup.com

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Divisional activities

Long Products Division

Corus Construction & Industrial
Plate, sections, piling, wire rod and semi-finished steel

Corus Engineering Steels
Engineering billet, rolled and bright bar

Corus Rail
Railway products, design and consultancy, rail infrastructure contracting

Corus Narrow Strip
Hot and cold narrow strip

Corus Special Profiles
Custom designed hot rolled special steel profiles

Teesside Cast Products
Slab and bloom

Mannstaedt
Custom designed hot rolled special steel profiles

Corus Tuscaloosa
Plate products in both coil and cut plate form

Strip Products Division

Corus Strip Products IJmuiden and Corus Strip Products UK
Hot rolled steel strip and cold rolled and metallic coated steel

Corus Packaging Plus
Light gauge coated steel for packaging and non-packaging applications

Corus Tubes
Steel tubes, hollow sections, linepipe and pipeline project management

Corus Colors
Organic coated steels

Corus Special Strip
Plated and clad precision strip products with specialist finishes

Cogent Power
Electrical steels, transformer cores, generator and motor laminations

Distribution and Building Systems Division

Corus Distribution and Building Systems
Service centres, further material processing and building systems

Corus International
Tailored product and service solutions for international projects and international trade

Corus Consulting
Consultancy, technology, training and operational assistance to the steel and aluminium industries

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots

Corus Aluminium Rolled Products
Plate, sheet and coil

Corus Aluminium Extrusions
Soft and hard extruded profiles, rods and bars

For further information on our products and services visit www.corusgroup.com

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Review of the period

Performance in the period
Summary
Total Group turnover for the period was £7,953m (2002: £7,188m) an increase of 11% from 2002. The increase arose primarily in the carbon steel segment where both sales volumes and average revenue per tonne were up by 7% on 2002.

In total, average revenue per tonne for the period of £349 was 5% higher than 2002. An increase was seen in both the carbon steel and aluminium segments, predominantly in the first half of the year.

The Group operating loss for 2003 was £208m (2002: £446m). The loss in the first half amounted to £57m, increasing to £151m in the second half. However, exceptional items in the operating result amounted to a net charge of £21m in the first half and £121m in the second half. Excluding exceptional items the loss in the first half amounted to £36m, reducing to £30m in the second half in spite of that period being disproportionately affected by seasonal holiday plant shutdowns, a fire in a conveyor at Scunthorpe works and other non-recurring items. The exceptional items in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect of the restructuring of UK assets principally in connection with the restructuring of the Group’s Engineering Steels business. The charge also included accelerated depreciation of £37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses. No provision has been made for the closure of Teesside works.

The underlying operating loss (i.e. excluding exceptional items) in 2003 of £66m compared with an equivalent figure of £393m in 2002. The improvement was entirely attributable to the carbon steel segment reflecting the improvement in selling prices and volumes, a more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

Operating costs in 2003 were £8,161m (2002: £7,634m) and included a net charge of £142m in respect of items of an exceptional nature (2002: £53m), and non-recurring items. Excluding the exceptional items, operating costs increased by 6% overall with carbon steel segment costs 6% higher compared with a turnover increase of 12%, and aluminium segment costs 2% higher broadly in line with turnover.

In addition to the restructuring and impairment exceptional items, operating costs for 2003 included one-off items in respect of the cost of the Pechiney break fee (£14m); costs associated with the syndicated bank facility (£23m); the impact of a conveyor fire at Scunthorpe works (£20m in total, including revenue effect); and the final insurance settlement in respect of the Port Talbot blast furnace (credit of £23m). The net impact of non-recurring items on the operating result was a loss of £44m, of which £37m was in the second half.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £9m in 2003 (2002: £21m).

The net profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £45m in 2003 (2002: £115m). In 2003 the profit consisted primarily of the sale of surplus land and property, and of redundant equipment.

Blast furnace no. 5 at Port Talbot

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Review of the period

The Group’s net interest payable in 2003 of £98m (2002: £92m) reflected the average net debt for the period of £1,414m, with the net debt at 3 January 2004 being £1,013m (2002: £1,236m).

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £255m (2002: £404m) and the loss per share was 9.25p (2002 restated 14.23p).

Capital expenditure amounted to £163m in 2003 (2002: £188m). The expenditure during the year was restricted to essential replacements.

Carbon steel
Turnover, deliveries and prices
Turnover for the period was £6,972m compared with £6,231m in 2002. The increase was due to an increase in both sales volumes and average revenue of carbon steel products by 7%, and an increase in distribution and further processing of 4%.

UK market
Estimated demand for the Group’s main carbon steel products at 10.7mt was unchanged in 2003, having fallen by 2% in 2002.

Corus deliveries to the UK market in 2003 totalled 6.1mt, of which 5.5mt were in the Group’s main carbon steel products. The total for 2003 compared with 5.9mt in 2002. The Group’s UK market share in 2003 rose slightly to 51% (2002: 50%), with an improving trend through the year largely due to improved delivery performance and a reduction in imports.

Other European markets
Against a generally weak demand background, Corus deliveries in and to mainland Europe amounted to 8.5mt in the period, representing an increase of 4% from 2002 and indicating an improvement in market share.

Other markets
Corus deliveries to markets outside Europe amounted to 3.2mt in the period, an increase from 2.6mt in 2002. The increase largely reflected strong demand from China and other Asian export markets.

Prices
Average revenue per tonne for the period amounted to £305 compared with £285 in 2002. The increase in 2003 reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market prices.

Operating costs
Operating costs for the period were £7,205m, which was 8% higher than in the previous year including a high level of non-recurring costs in the period, and 6% higher before exceptional items. The increase in operating costs was less than the increase in turnover and in sales volume. This reflected the improvement in manufacturing performance due to the more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

Investment
Capital expenditure in 2003 amounted to £132m (2002: £158m). The focus of expenditure remained on essential replacements to maintain the activities of the business, and to meet safety, environmental and related obligations. The rebuild of no. 5 blast furnace at Port Talbot following the explosion that destroyed the furnace in November 2001 was completed in less than twelve months and the rebuilt furnace was lit on 2 January 2003. Smaller schemes to refurbish

Far Left: Hot dip galvanising line, IJmuiden, Netherlands Left: Steelmaking control room, Scunthorpe, UK

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Review of the period

cranes and track in the slabyard at IJmuiden and to remotor stands on the cold mill link at Port Talbot were also completed during 2003.

Aluminium
Turnover, deliveries and prices
Turnover for the period was £981m compared with £957m in 2002, an increase of 3%, which was linked to a weakening of sterling against the euro, increasing the sterling value of turnover of aluminium businesses located in the eurozone. The currency translation effect was partially offset by lower aluminium trading activities and lower London Metal Exchange (LME) prices for aluminium.

Total deliveries stayed at the same level of 0.56mt in 2003 as in 2002. However, aluminium trading activities reduced during the year and, in spite of a continuing weak global environment, deliveries excluding trading activities increased by 5%. Deliveries of rolled products to the aircraft and automotive industries particularly improved, by 10% and 23% respectively, and sales of heat exchanger material increased by 3%. Extruded products also increased in volume, notably within hard alloys, in spite of difficult market conditions in its main German market, as did external deliveries of primary aluminium.

European markets
Deliveries to European markets amounted to 0.43mt in the period compared with 0.44mt in 2002, which was mainly a result of lower trading activities.

Other markets
Deliveries to markets outside Europe amounted to 0.13mt in the period compared with 0.12mt in 2002.

Prices
Average revenue per tonne amounted to £1,766 compared with £1,708 for 2002, an increase of 3% as a result of a lower level of trading activities and a weaker sterling exchange rate against the euro. Excluding trading activities, the average revenue per tonne amounted to £1,803, representing an increase of 1% in spite of a lower LME price for aluminium (£47 per tonne). This was achieved by a change of mix, with more higher added value products such as aircraft and automotive products.

Operating costs
Operating costs were £956m compared with £936m in 2002, an increase of 2%. The higher operating costs also mainly reflected the weakening of sterling against the euro, with a resultant rise in the sterling value of operating costs of eurozone based production facilities.

Excluding the exchange rate effect, the operating costs decreased due to the lower LME price of aluminium in euros and the contribution of cost reduction programmes, partly offset by higher energy costs.

Investment
Capital expenditure in 2003 amounted to £31m (2002: £30m). As in the carbon steel segment, expenditure in the aluminium segment has been focused on essential replacements to maintain the business, and to meet safety and environmental obligations.

People
Most regrettably, three Corus employees and four contractors were fatally injured during the year on Corus sites. All serious incidents are cause for the greatest concern and are thoroughly investigated and result in recommendations being made to prevent a recurrence.

The Executive committee continues to lead the Group’s initiatives to improve safety performance and, during 2003, there was a reduction of 28% in serious accidents as measured by lost time injury frequency rate compared with 2002. This has continued the rate of improvement over recent years, with the lost time injury rate for 2003 being just under half the level of 2000.

Left: Heat treatment furnace at Koblenz, Germany Right: Training centre in IJmuiden, Netherlands

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During 2003, Corus was prosecuted on four separate counts for incidents at four UK sites.

At the end of December 2002 the number of employees in the Group was 50,900. This reduced to 49,400 at the end of December 2003. The net reduction of 1,500 reflected the continuation of the Group’s restructuring programme and productivity improvements.

Environment and the community
Corus places great emphasis on contributing to a sustainable society and aims to carry out its business in a responsible manner. Corus believes that good environmental performance is critical to the success of its business and its aim, therefore, through the ‘Restoring Success’ initiatives, is to improve performance continuously.

Increasingly, attention is being focussed on developing products that either have a better environmental profile (for example stronger, lighter steels for transport operations that consume less energy in use), or that have inherent environmental advantages (for example reusability in construction and recyclable packaging). Within the Group’s production processes, emissions to air and discharges to water have been reduced, and the amount of waste produced has also reduced further. Around 80% of manufacturing operations are now certified to the independently verified international standard, ISO 14001.

Corus recognises that climate change is a significant global issue and that it can contribute to reducing the problem of greenhouse gases. Corus will be participating in the EU Emissions Trading Scheme (ETS) that is due to start in 2005.

Minimising and managing risks are important components of the Corus management systems. Potential risks are identified through techniques such as environmental audits, ‘near miss’ reporting and formal risk assessments. In 2003 Corus had no environmental prosecutions.

Corus also recognises that it has an important role to play in the communities in which it operates. For example in the Netherlands, by restructuring its IJmuiden operation, Corus has been able to devote a 100 hectare area adjacent to the main Corus site to the renewal of regional economic development at the IJmond Business Park. In the UK, the Company has continued to finance local community projects, contributing towards a number of initiatives; for example, more than £90,000 has been donated by Corus to schools in North Lincolnshire and Teesside to improve disabled access and to fund nature gardens, ponds and other eco-projects. In the twelve months to October 2003, Corus made gross contributions to environmental bodies under the landfill tax credit scheme of over £150,000.

Corus will publish its first combined Health, Safety and Environment Report in April 2004 and this will be available by viewing the Group’s website on www.corusgroup.com

Technology
Corus continues to enhance the competitive position of its businesses by executing projects that allow them to supply value-added products and services to customers and to apply cost effective process technology. While continuing the development of new and improved products, a renewed emphasis is being placed on process development for steel as part of the ‘Restoring Success’ initiative. Net expenditure on research and development in 2003 amounted to £62m (2002: £65m).

In its product and process development, Corus strives to meet or anticipate the needs of its customers,

Far Left: Corus-sponsored community project Left: Research and Development in IJmuiden, Netherlands

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Review of the period

as well as to contribute to a sustainable society. For example:

As part of ongoing efforts to reduce emissions from road vehicles, Corus has developed NeotecTM, a lead-free metallic coated steel designed to help vehicle manufacturers develop emission-free fuel tanks.

Major innovations for the automotive sector have also been realised in the aluminium area. In March 2003, Corus celebrated the official opening of its new continuous annealing and pre-treatment line at its aluminium rolling plant in Duffel, Belgium, which produces, high quality aluminium coil for the motor industry. Corus is also supplying the world’s first production-ready aluminium tailor-welded blank (TWB) for use on a new sports car model.

For the construction sector, Corus has launched Surefast, a new system for constructing explosion-resistant buildings in a fraction of the time needed using traditional building techniques. The system has been developed in response to growing terrorism and security concerns.

Corus is also involved in research to improve the design of steel structures and their behaviour in case of, for example, fire or earthquake.

Corus has set up a Modular Residential Development team, for the development of modular houses that can be erected within a very short time compared to standard building methods, making use of factory-made standard modules. This is particularly directed at regions where demand for affordable housing is strong.

In the process area, the rebuilding of no.5 blast furnace at Port Talbot within a year was a remarkable technological achievement. The new blast furnace is equipped with modern process control technology and, complying with Corus’ commitment to improving the environmental impact of its processes, modern emission arresting equipment. The gases inherently generated by the blast furnace operation are captured and converted into electricity that is used elsewhere in the plant. The facility complies with all existing and anticipated legislative requirements.

Acquisitions and disposals
On 17 April 2003 Corus announced that Corus Aluminium Service Centers Inc. in the USA had been sold to Clayton Metals Inc. for a price of US$8m (approximately £5m).

On 19 June 2003 Corus announced that it had completed the purchase of Sollac Méditerranée’s (Sollac)
50% share in Lusosider Projectos Siderúgicos S.A. (Lusosider) for €11m (approximately £8m) in cash.

On 13 October 2003 Corus announced that it had completed the purchase of Arcelor’s two-thirds share in Segal SCRL (Segal), a Belgian joint venture (where Corus had previously held only one-third), for €33m (approximately £23m) in cash. Simultaneously, Corus completed the sale of a 50% share to Metalinvest, a Dutch investment fund, for €25m (approximately £18m) in cash. Segal is a galvanising operation.

On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney S.A. for €861m (approximately £543m). However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. Pechiney was informed that Corus would not proceed with the sale and, as a result, a break fee of €20m was paid to Pechiney in 2003.

Following the strategic decision to focus on core activities, Corus is rationalising its operations in North America. Corus decided to sell its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing

Left: Aluminium rolling plant in Duffel, Belgium Right: Lamborghini use aluminium tailor-welded blanks

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business, Corus Metal Profiles. An agreement for the sale of Corus Coil Products and Corus Metals has been signed and completion will take place when certain conditions are satisfied.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties.

Accounting policies
The financial statements to 3 January 2004 have been prepared in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgment for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions created for redundancy, rationalisation and other related costs.

International accounting policies
On 29 September 2003 the European Commission formally approved a regulation to adopt international accounting standards for the purpose of financial reporting for publicly traded companies within the European Union (EU).

The first annual report and accounts that Corus publishes under the international accounting principles will be for the 12-month period ended December 2005.

Financial review
At 3 January 2004, the Group had £1,906m in committed borrowing facilities, of which £541m was unutilised.

On 31 July 2003, Corus signed a new € 1,200m banking facility, to replace the existing facility, which was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus’ working capital requirements. The principal terms of the new syndicated facility, which are normal for a facility of this type include: committed funding, fixed security over shares and floating security over assets and covenants.

Total borrowings at 3 January 2004 were £1,393m (28 December 2002: £1,506m).

On 12 November 2003 Corus announced a placing and open offer of 5 new ordinary shares for 12 existing shares totalling 1,304,340,897 new ordinary shares at the issue price of 23.5p per new ordinary share to raise approximately £307m (£291m after expenses). This placing and open offer, which was fully underwritten by Cazenove & Co and Lazard & Co enabled the immediate commencement of the UK restructuring programme, provided the basis for the Group-wide ‘Restoring Success’ initiatives, supported by appropriate capital expenditure, and in the short term allowed a reduction of net borrowings. The issue price of 23.5p per new ordinary share represented a 9.6% discount to the closing price of 26.0p on 11 November 2003 (being the last practicable date prior to the announcement). The equity issue was approved at an Extraordinary General Meeting on 5 December 2003 and the proceeds were received on 11 December 2003.

Left: Surefast – Corus flat pack system for explosion resistant buildings Right: Supplying to the exacting standards of the automotive industry

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Board of directors

1. James Leng (c)
Chairman
Jim Leng (58) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is Chairman of the Nominations committee. He is a non-executive director of Alstom, Pilkington plc, IMI plc and JP Morgan Fleming Mid Cap Investment Trust plc. He is also Chairman of Laporte Group Pension Trustees Limited and a Governor of the National Institute of Economic and Social Research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

2. Anthony Hayward (a) (c) (d)
Senior Independent Director
Tony Hayward (46) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

3. Philippe Varin
Chief Executive
Philippe Varin (51) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

4. Eric van Amerongen (a) (b) (c) (d)
Independent Director
Eric van Amerongen (50) was appointed a non-executive director of the Company in April 2001. He is Chairman of the Remuneration committee. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, The Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, The Netherlands.

5. David Lloyd
Executive Director, Finance
David Lloyd (40) was appointed Executive Director, Finance, of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

6. Stuart Pettifor
Chief Operating Officer
Stuart Pettifor (58) was appointed an Executive director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.

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7. Richard Turner CMG OBE (a)
Independent Director
Richard Turner (61) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He joined the Board of British Steel plc in 1994. He was Group Marketing Director of Rolls-Royce plc until his retirement in June 2002, and is a non-executive director of Senior plc which will cease in April 2004.

8. Andrew Robb (a) (b)
Independent Director
Andrew Robb (61) was appointed a non-executive director of the Company in August 2003. He is Chairman of the Audit committee. He retired from Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc and was a non-executive director of McAlpine plc from 1993 until May 2003. He is also Chairman of the Pilkington Pension Scheme Trustees.

9. Maarten van Veen (b) (d)
Independent Director
Maarten van Veen (69) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He is Chairman of the Health, Safety and Environment committee. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMRO Holdings NV and ABN AMRO Bank NV (Vice Chairman), Akzo Nobel NV and Imtech NV (Vice Chairman). He is Chairman of the Royal Concertgebouw Orchestra.

10. Kurt Lauk (c)
Independent Director
Kurt Lauk (57) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is Chairman of Charles Bernd AG and a member of the Supervisory Boards of Gehring Maschinenbau GmbH, Tele Atlas NV and Forte Media CA. He is also a director of the International Institute of Strategic Studies in London.

11. Richard Reeves
Secretary
Richard Reeves (58) is the Company Secretary of Corus Group plc and is the Secretary of the Executive committee. He is a chartered accountant and joined British Steel in September 1989 as Company Secretary.

Committee membership: (a) Audit (b) Remuneration (c) Nominations (d) Health, Safety and Environment

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Summary directors’ report

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 14 to 19.

Results and dividend
The loss before taxation for the year was £255m (2002: £404m).

No dividend was paid during the year and the directors do not recommend the payment of a final dividend (2002: nil).

Capital and reserves
On 5 December 2003, shareholders approved the reorganisation of the share capital of the Company. Existing ordinary shares of 50p each were subdivided and converted on the following basis:

•   all existing issued shares were subdivided and converted into new ordinary shares of 10p each and deferred shares of 40p each.
•   all existing unissued shares were converted into new ordinary shares of 10p.

On the same date, the authorised share capital was increased to £2,250,000,000 by the creation of 499,500,010 new ordinary shares of 10p.

The share capital reorganisation enabled the Company to effect a placing and open offer on the basis of 5 new ordinary shares being offered for every 12 existing ordinary shares held.

Post balance sheet events
On 16 February 2004 Corus announced that it had signed a long-term contract with CVRD of Brazil for the supply of iron ore. Through the new deal, CVRD will become Corus’ largest iron ore supplier. The contract is for ten years, with either party having the right to terminate the contract after five years. Volumes will build up to around 10mt a year over the next five years from the current 5mt.

On 17 February 2004 Corus announced that it had concluded the sale of 600 acres of land on its Llanwern site with Birmingham-based St Modwen Properties, the regeneration specialist. The land, which is located at the western end of the Llanwern site in Newport, South Wales was the site of ironmaking and steelmaking operations for the Corus Strip Products UK business until June 2001. The land will be cleared by the end of 2005 and St Modwen Properties expect to invest £200m in the site.

Directors
Changes in the composition of the Board are discussed in the Chairman’s statement. Since the year end Mr Henk Vrins has taken early retirement. Details of his compensation are given after the Report on remuneration on page 28. The biographies of the current Board of Directors are set out on pages 20 and 21.

Corporate governance
Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

The Combined Code was amended and a revised code introduced for financial years beginning on or after 1 November 2003 (the ‘New Code’).

Although the Company is not required to comply with the New Code in the year under review, this report is made in relation to that New Code.

Whilst the Board is aware of what is regarded as best practice and wherever possible and practicable will endeavour to meet those standards, there are certain areas where it has not been possible to meet requirements under the New Code. The Board is of the view that the Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance are:

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Summary Directors’ report

Mr Jim Leng was appointed Chairman of the Board on 1 June 2003. He continued to serve on the Audit committee until 5 September, the first meeting at which Mr Andrew Robb assumed the chair of that committee. Mr Jim Leng was a member of the Remuneration committee throughout the year notwithstanding his appointment as Chairman of the Board. It is felt that his experience and considered view has been valuable considering the broad remit of this committee.

The Company did not have a Senior Independent Director after the appointment of Mr Jim Leng as Chairman in June. Following the completion of the Board review Dr Anthony Hayward has now assumed that role with effect from February 2004.

Mr Richard Turner was appointed a director of British Steel in January 1994 and became a director of Corus on the merger with Koninklijke Hoogovens in October 1999. The Board regards him as independent in character and judgement notwithstanding he has completed ten years service. In order to provide continuity within the non-executive group he has agreed to continue during 2004 until his replacement is appointed.

Prior to the appointment of Mr Andrew Robb as a non-executive director and Chairman of the Audit committee on a strict interpretation of the Code there was no member of that committee considered to fulfil the financial experience criteria set out in the Code. During that time the committee was advised by KPMG, an independent firm of chartered accountants. In the opinion of the Board Mr Robb meets the criteria laid down by the Code.

During the year there was not in place a procedure for ‘whistleblowing’. The Company is currently engaged in the process to consult with the relevant trade unions and works councils with a view to the early introduction of such a procedure. The Audit committee will review this procedure before its introduction and after implementation.

The Code requires companies to send Notice of Annual General Meeting to shareholders 20 working days before the meeting. Additional reporting requirements this year have increased the pressure on printing time and it is unlikely that we will have met that timetable. The Notice of Meeting, however, complies with the requirements under the Companies Act.

With regard to the compliance requirements of the Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

The Company’s principal executive and financial officers are bound by a code of conduct that is an integral part of their conditions of employment. However, this does not fully comply with the requirement under the Sarbanes-Oxley Act for a code of ethics, and this will be rectified during the coming year.

The Company is also aware of the recently published governance requirements under Dutch regulatory provisions. These come into effect for financial years starting on or after 1 January 2004. The Company believes that its compliance with the UK and the US requirements will help ensure that the Company also complies with the Dutch requirements.

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company’s activities are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
18 March 2004

Further information can be obtained from the Directors’ report in the full Report & Accounts which is available on request free of charge from the Secretary’s office.
Freephone 0800 484113.

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Summary remuneration report

Introduction
The summary report on remuneration is an extract of information from the full Report on remuneration contained in the Report & Accounts 2003, a copy of which is available on request and can be viewed on the Company’s website www.corusgroup.com

The Report on remuneration will be put to the vote at the forthcoming Annual General Meeting.

Remuneration policy

Principles
The Group’s remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company’s business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

•   Total rewards are designed to support the Company’s strategy and are set at levels that are competitive within the relevant market, taking each executive’s total remuneration package as a whole.

•   Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.

•   Incentive plans and performance metrics are structured to be robust throughout the business cycle.

•   The design of long term incentives is prudent and is designed to support the Company’s business strategies.

• Total rewards are designed to maintain an appropriate balance between fixed and variable elements of compensation.

Elements of remuneration
The committee considers each element of remuneration relative to the market and takes into account the performance of the Company and each individual executive director in recommending quantum and design.

Subject to shareholder approval at the next Annual General Meeting, executive directors and senior managers will be eligible to participate in a new long-term incentive arrangement: the Corus Group plc Leveraged Equity Acquisition Plan (‘LEAP’). The use of the LEAP will ensure a strong link between rewards and performance. By giving executives the opportunity to invest a proportion of their own funds in shares at the outset, and by committing the mandatory deferral of the part of the annual bonus that is to be paid in shares to the LEAP, the interests of shareholders and executives are better aligned.

Basic salaries
Basic salaries are set by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of individual performance and changes in the general market position.

In the light of the Group’s financial performance, no salaries were changed at the normal annual review date in January 2003. Arising from the change in the leadership of the Company in March 2003, Mr Stuart Pettifor and Mr David Lloyd were awarded salary increases to reflect increased responsibilities.

Annual incentive scheme
There is a non-contractual annual incentive scheme that provides a bonus at a maximum of 60% of annual basic salary. It is not included as pensionable earnings for executive directors. Half of this bonus is payable in cash, and half by way of the award of deferred shares which are held in an employee benefit trust and which vest on the third anniversary of the grant. In the event of an executive leaving the Company or being dismissed the deferred shares are forfeited. The Remuneration committee has discretion to waive the forfeiture in cases of ill-health, disability, redundancy and retirement or in any other cases the committee considers reasonable.

Bonuses are based on achieving stretching performance targets that relate to the Group’s financial performance and individual targets. The 2003 financial targets (maximum 42%) were profit before tax and net cash flow. In the event, the cash target was met excluding the cash raised from the placing and open offer but the profit target was not, nor were the individual targets

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considered (maximum 18%). The bonus for 2003 was 21% of basic salary.

In 2004 greater weighting has been given to financial targets, Group or divisional (maximum 45%) and individual targets reduced (maximum 15%). The financial targets relate to achievement of EBITDA margin relative to EU competitors, pre-exceptional operating profit, net debt position, and in the case of division directors divisional operating result and working capital ratios. Individual targets are based on key deliverables within the individual areas of responsibility.

The committee believes that all aspects of the targets are stretching.

Long term incentives
The appendix to the shareholder circular accompanying the Notice of Meeting sets out details of the proposed LEAP. Executive committee members (and potentially others by invitation) will have the opportunity to invest in the Company’s shares (and may receive an award of conditional shares) and, subject to performance, receive a matching award of shares after three years. Other senior managers may be selected to receive an award of conditional shares.

For Executive committee members, shares which are subject to mandatory deferral as part of any annual bonus payment will be committed to the LEAP. They will have the opportunity to contribute further shares from their own resources to the value of their maximum pre-tax cash bonus potential.

Conditional share awards may also be made, but will not exceed 25% of an executive’s annual base salary. In any event, the maximum amount that may be committed to the LEAP will not exceed 60% of an executive’s annual base salary in any year.

The performance condition proposed for initial awards will be the measurement of the Company’s total shareholder return (‘TSR’) compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the financial sector). The number of matching shares, or conditional shares vesting, is dependent upon performance and described in more detail in the appendix to the shareholder circular accompanying the Notice of Meeting.

Executive share option scheme
The executive share option scheme was approved by shareholders in September 1999. As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the

Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited. The options will expire 10 years after the date of grant.

No other options were granted under the executive share option scheme during the year and, subject to the approval by shareholders of the proposed LEAP at the forthcoming Annual General Meeting, no further options will be granted under this scheme.

Outstanding options granted to executive directors are set out in the table on page 28. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

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Summary remuneration report

All outstanding options under this scheme except for those granted prior to 1996 and granted in 2003 to the Chief Executive are subject to stretching performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts).

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

Performance criteria remain in place during the participant’s employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

Sharesave Scheme
The Company has operated a Sharesave Scheme within the UK for many years and it is proposed to extend this scheme to employees in certain other countries during 2004. Shareholders will be asked at the Annual General Meeting to approve amending the rules of this scheme to allow a greater number of shares to be issued to meet options, but within the guidelines laid down by the Association of British Insurers (ABI).

Other long term incentives
On joining the Company, Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. The shares awarded vest on the third anniversary of the date of the award. In the event of leaving service before that date, the award is forfeited.

Pensions
Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations.

Benefits
Benefits in kind include the provision of a car, medical insurance, life assurance and in some cases the provision of tax advice. Relocation allowances may apply on appointment and during service, and are provided for a limited period where an individual is required to relocate. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

The Chief Executive is not a member of any Company pension scheme. Under the terms of his contract the Company is required to pay an annual allowance equal to 30% of his base salary to him or any person he may direct, including a discretionary trust for the benefit of him and his family. Nothing has been paid during the past year.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts
The appointment of the Chief Executive provided for an initial period of notice of 24 months to apply during the first year of service. From the anniversary of the date of appointment, that period will progressively reduce to a rolling 12 month period by the end of the second year. The service contracts for the other executive directors provide for a rolling 12 month period of notice. At the end of the financial year the unexpired terms were 24 months in respect of the Chief Executive and 12 months for the other executive directors.

The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Non-executive directors
Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by

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comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and executive directors. The Chairman’s fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Loans to Directors
As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the Company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,025 which was the highest amount outstanding during the year. During the year €907 was repaid in accordance with the loan conditions leaving a balance at the year end of €38,118. The loan is repayable by 2030.

Also as reported, there is another loan outstanding to a former Director which at 3 January 2004 amounted to € 26,471 (31 December 2002: €30,252).

Pensions
UK
Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefits scheme which provides one-sixtieth of the final pensionable earnings for each year of pensionable service. It is separately funded and subject to Inland Revenue rules. Normal pension age for directors in the scheme is 60 and additional credits have been granted to achieve 40 years pensionable service at age 60 for both Mr David Lloyd and Mr Stuart Pettifor. Bonuses and benefits in kind are not included in pensionable earnings for directors. Mr Philippe Varin receives a life assurance benefit equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins was a member of the Stichting Pensioenfonds Hoogovens pension scheme which provides a pension at age 65 of 63% of salary at retirement. It also provides an early retirement pension from age 62 to 65. Since the scheme limits pensionable earnings (to €207,479 per annum at 3 January 2004) additional arrangements have been made to provide pension benefits in respect of that part of earnings exceeding this limit through defined benefit plans.

Excess retirement benefits
No person who served as a director of the Company during or before 2003 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by Corus Group during 2003 to provide pension, retirement or similar benefits for all current directors was £202,085 (2002: £67,453).

Sums paid to a third party in respect of a director’s service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to
3 January 2004.

Directors’ interests in shares
The beneficial interests of the Directors who held office at
3 January 2004 and their families in the ordinary shares of the Company are set out opposite. Other than as stated in this review, no Director or his family has any right to subscribe for shares in the Company.

None of the Directors or their families had any interests in the shares of any subsidiary company.

On behalf of the Board

Richard Reeves
Secretary
18 March 2004

Corus Annual Review 27
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Summary remuneration report

Directors’ share options
The interests of the directors in share options and movements during the year are shown below.

Options outstanding at 8 December 2003 were adjusted, in line with all other employee options, as a result of the placing and open offer. The tables show options as at that date prior to and after such adjustment.

Sharesave options

	8 Dec	28 Dec
Old ordinary shares of 50p	2003 £	2002 £
D M Lloyd	13,016	13,016
	13,016	13,016

	3 Jan	8 Dec
New ordinary shares of 10p	2004	2003
	£	£
D M Lloyd	13,419	13,419
	13,419	13,419

Executive share options
Old ordinary shares of 50p	8 Dec 2003 £	28 Dec 2002 £
P Varin	3,300,000	–
D M Lloyd	678,024	678,024
S I Pettifor	680,746	680,746
H A M Vrins	686,200	686,200
	5,344,970	2,044,970

	3 Jan	8 Dec
New ordinary shares of 10p	2004	2003
	£	£
P Varin	3,402,036	3,402,036
D M Lloyd	698,989	698,989
S I Pettifor	701,795	701,795
H A M Vrins	707,418	707,418
	5,510,238	5,510,238

Notes:
(i) As announced at the time of his appointment, options over 3.3m shares were granted to Mr Philippe Varin on joining the Company conditional on his purchasing and retaining 1.1m shares. This option will become exercisable in three equal tranches on the third, fourth and fifth anniversary of the grant. The retention of the 1.1m shares, constitutes the performance condition attaching to this option. In the event of leaving service before those dates, that tranche of the option is forfeited.
(ii) No options were granted during the year other than those detailed in note (i) above.
(iii) Options granted to Mr Philippe Varin are exercisable at 16p per ordinary share. All options other than those awarded to Mr Philippe Varin were granted at exercise prices higher than the current market value and the year end market value.

Directors’ emoluments Executive directors
	Total
	12 months	12 months
	2003	2002
	£	£
P Varin	1,200,463	–
D M Lloyd	482,916	375,613
S I Pettifor	493,331	345,137
H A M Vrins	473,793	405,441
Former directors	693,849	571,586
	3,344,352	1,697,777
Non-executive directors
	Total
	12 months	12 months
	2003	2002
	£	£
J W Leng	191,921	49,888
E A van Amerongen	40,000	32,549
A B Hayward	35,000	20,808
K J Lauk	23,333	–
A M Robb	18,750	–
R T Turner	35,000	29,081
M C van Veen	40,000	34,081
Former directors	177,738	305,882
	561,742	472,289

Notes:
(i) Emoluments shown include basic salaries and fees, performance related bonus, taxable benefits, termination payments and a payment of €850,000 (£572,533) paid to Mr Philippe Varin on joining the Company as compensation for the surrender of his share options in Pechiney, his previous employer, at the request of Corus.

Directors’ interests in shares
	3 Jan	28 Dec
	2004	2002
	No. of shares	No. of shares
J W Leng	141,666	–
P Varin	1,558,333	–†
E A van Amerongen	–	–
A B Hayward	18,691	13,193
K J Lauk	–	–†
D M Lloyd	16,974	4,250
S I Pettifor	28,333	20,000
A M Robb	20,000	–†
R T Turner	9,209	6,501
M C van Veen	18,559	13,101
H A M Vrins	9,177	6,478
	1,820,942	415,979
Notes: †Interests held in shares in the prior year were held at the date of appointment.

Post year end retirement
Since the year end Mr Henk Vrins, an executive director, has taken early retirement. Under the terms of his contract he was entitled to the payment of one year’s salary and benefits in lieu of notice amounting to £386,000 and an early retirement pension which required a payment into the pension fund of £893,926 of which £380,122 would have been payable on normal retirement age at 62 and £513,804 was in respect of the earlier than contracted retirement. These amounts have been paid since the year end and will be charged in the accounts for 2004.

28 Corus Annual Review
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Summary financial statement

Introduction
This summary financial statement is a summary of information contained in Corus Group’s financial statements, Directors’ report, and Report on remuneration as set out in the Corus Annual Report & Accounts 2003.

The auditors have issued an unqualified audit report on the full accounts and the auditable part of the Directors’ report and Report on remuneration. The United Kingdom Companies Act 1985 requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts and the auditable part of the Report on remuneration contains no such statement.

The following Summary financial statements should be read together with the narrative set out earlier in this annual review which mentions to the extent applicable, any important future developments or post-balance sheet events.

Independent auditors’ statement to the members of Corus Group plc
We have examined the summary financial statement of Corus Group plc which comprises the consolidated profit and loss account, balance sheet, cash flow and reconciliation of net debt, the Summary directors’ report and the Summary report on remuneration.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the abridged report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the abridged report with the annual financial statements, the Directors’ report and the Report on remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the abridged report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statement is consistent with the financial statements, the Directors’ report and the Report on remuneration of Corus Group plc for the period ended 3 January 2004 and complies with the applicable requirement of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 March 2004

Note
The maintenance and integrity of statutory and audited information on the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Corus Annual Review 29
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Summary financial statement

Consolidated profit and loss account

	2003		2002
For the financial period ended 3 January 2004	£m		£m
Turnover: group and share of joint ventures	8,203		7,407
Less: share of joint ventures’ turnover	(250)		(219)
Group turnover	7,953		7,188
Operating costs before exceptional items	(8,019)		(7,581)
Rationalisation and impairment exceptional items charged against operating costs	(142)		(53)
Total operating costs	(8,161)		(7,634)
Group operating loss	(208)		(446)
Share of operating results of joint ventures and associated undertakings:
Continuing operations	9		4
Discontinued operations	–		17
	9		21
Total operating loss	(199)		(425)
Profit on disposal of fixed assets	47		96
(Loss)/profit on disposal of group undertakings	(2)		19
Loss on ordinary activities before interest	(154)		(310)
Net interest and investment income:
Group	(98)		(92)
Joint ventures and associated undertakings	(3)		(2)
Loss on ordinary activities before taxation	(255)		(404)
Taxation	(53)		(61)
Loss on ordinary activities after taxation	(308)		(465)
Minority interests – equity	3		7
Loss for the financial period	(305)		(458)
Dividends – equity	–		–
Loss retained for the financial period	(305)		(458)
Earnings per share
As restated:
Basic loss per ordinary share	(9.25	)p	(14.23	)p
Diluted loss per ordinary share	(9.25	)p	(14.23	)p
As previously reported:
Basic loss per ordinary share	–		(14.65	)p
Diluted loss per ordinary share	–		(14.65	)p

The earnings per share figures have been restated for 2002 to reflect the bonus multiple of 1.029 inherent in the share placing and open offer in December 2003.

There were no material acquisitions in the period.

30 Corus Annual Review
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Summary financial statement

Consolidated balance sheet

	2003	2002
At 3 January 2004	£m	£m
Fixed assets
Intangible assets	96	105
Tangible assets	2,729	2,871
Investments in joint ventures:
Share of gross assets	198	200
Share of gross liabilities	(107)	(116)
	91	84
Investments in associated undertakings	8	7
Other investments and loans	60	59
	159	150
	2,984	3,126
Current assets
Stocks	1,404	1,337
Debtors: amounts falling due after more than one year	479	457
Debtors: amounts falling due within one year	1,348	1,422
Less: securitisation of trade debtors	(215)	(181)
Net debtors falling due within one year	1,133	1,241
Short term investments	138	40
Cash at bank and in hand	242	230
	3,396	3,305
Creditors: amounts falling due within one year	(1,583)	(1,636)
Net current assets	1,813	1,669
Total assets less current liabilities	4,797	4,795

Convertible bonds	(332)	(309)
Other borrowings	(948)	(1,119)
Other creditors	(28)	(36)
Creditors: amounts falling due after more than one year	(1,308)	(1,464)
Provisions for liabilities and charges	(605)	(522)
Accruals and deferred income
Regional development and other grants	(40)	(40)
	2,844	2,769
Capital and reserves
Called up share capital	1,696	1,565
Share premium account	167	7
Statutory reserve	2,338	2,338
Other reserves	201	201
Profit and loss account	(1,605)	(1,389)
Shareholders’ funds – equity interests	2,797	2,722
Minority interests
Equity interests in subsidiary undertakings	47	47
	2,844	2,769
Approved by the Board and signed on its behalf by:

P Varin D M Lloyd 18 March 2004

Corus Annual Review 31
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Summary financial statement

Consolidated cash flow statement

	2003	2002
For the financial period ended 3 January 2004	£m	£m
Net cash inflow from operating activities	224	41
Dividends from joint ventures and associated undertakings	4	8
Returns on investments and servicing of finance
Interest and other dividends received	15	15
Interest paid	(116)	(97)
Issue costs of new loans	(16)	(4)
Interest element of finance lease rental payments	(2)	(1)
Net cash outflow from returns on investments and servicing of finance	(119)	(87)
Taxation
UK corporation tax received	–	2
Overseas tax (paid)/received	(50)	(16)
Tax (paid)/received	(50)	(14)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(163)	(176)
Sale of tangible fixed assets	82	112
Purchase of intangible fixed assets	–	(1)
Purchase of other fixed asset investments	–	(7)
Sale of other fixed asset investments	3	–
Loans to joint ventures and associated undertakings	(5)	–
Repayment of loans from joint ventures and associated undertakings	2	15
Net cash outflow from capital expenditure and financial investment	(81)	(57)
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	(17)	–
Net overdraft acquired with subsidiary undertakings and businesses	–	(5)
Investments in joint ventures and associated undertakings	(9)	(3)
Sale of businesses and subsidiary undertakings	5	2
Sale of joint ventures and associated undertakings	1	451
Net cash (outflow)/inflow from acquisitions and disposals	(20)	445
Equity dividends paid to shareholders	–	–
Net cash (outflow)/inflow before use of liquid resources and financing	(42)	336
Management of liquid resources
Net purchase of short term investments	(96)	(28)
Net cash outflow from management of liquid resources	(96)	(28)
Financing
Issue of ordinary shares	307	3
Share issue expenses	(16)	–
Cash inflow from issue of ordinary shares	291	3
New loans	2	231
Repayment of borrowings	(144)	(508)
New finance leases	–	25
Capital element of finance lease rental payment	(1)	(14)
Decrease in debt	(143)	(266)
Net cash inflow/(outflow) from financing activities	148	(263)
Increase in cash in period	10	45

32 Corus Annual Review
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Summary financial statement

Reconciliation of net cash inflow/(outflow) to movement in net debt
	2003	2002
For the financial period ended 3 January 2004	£m	£m
Increase in cash	10	45
Increase in liquid resources	96	28
Decrease in debt	143	266
Issue costs of new loans	16	4
Change in net debt resulting from cash flows in period	265	343
Debt and liquid resources acquired	–	(4)
Effect of foreign exchange rate changes	(41)	(24)
Other non cash changes	(1)	9
Movement in net debt in period	223	324
Net debt at beginning of period	(1,236)	(1,560)
Net debt at end of period	(1,013)	(1,236)

Corus Annual Review 33
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Summary financial statement

Introduction
This summary financial statement is a summary of information contained in Corus Group’s financial statements, Directors’ report, and Report on remuneration as set out in the Corus Annual Report & Accounts 2003.

The auditors have issued an unqualified audit report on the full accounts and the auditable part of the Directors’ report and Report on remuneration. The United Kingdom Companies Act 1985 requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts and the auditable part of the Report on remuneration contains no such statement.

The following Summary financial statements should be read together with the narrative set out earlier in this annual review which mentions to the extent applicable, any important future developments or post-balance sheet events.

Independent auditors’ statement to the members of Corus Group plc
We have examined the summary financial statement of Corus Group plc which comprises the consolidated profit and loss account, balance sheet, cash flow and reconciliation of net debt, the Summary directors’ report and the Summary report on remuneration.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the abridged report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the abridged report with the annual financial statements, the Directors’ report and the Report on remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the abridged report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statement is consistent with the financial statements, the Directors’ report and the Report on remuneration of Corus Group plc for the period ended 3 January 2004 and complies with the applicable requirement of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 March 2004

Note
The maintenance and integrity of statutory and audited information on the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Corus Annual Review 29
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Summary financial statement

Consolidated profit and loss account

	2003		2002
For the financial period ended 3 January 2004	£m		£m
Turnover: group and share of joint ventures	8,203		7,407
Less: share of joint ventures’ turnover	(250)		(219)
Group turnover	7,953		7,188
Operating costs before exceptional items	(8,019)		(7,581)
Rationalisation and impairment exceptional items charged against operating costs	(142)		(53)
Total operating costs	(8,161)		(7,634)
Group operating loss	(208)		(446)
Share of operating results of joint ventures and associated undertakings:
Continuing operations	9		4
Discontinued operations	–		17
	9		21
Total operating loss	(199)		(425)
Profit on disposal of fixed assets	47		96
(Loss)/profit on disposal of group undertakings	(2)		19
Loss on ordinary activities before interest	(154)		(310)
Net interest and investment income:
Group	(98)		(92)
Joint ventures and associated undertakings	(3)		(2)
Loss on ordinary activities before taxation	(255)		(404)
Taxation	(53)		(61)
Loss on ordinary activities after taxation	(308)		(465)
Minority interests – equity	3		7
Loss for the financial period	(305)		(458)
Dividends – equity	–		–
Loss retained for the financial period	(305)		(458)
Earnings per share
As restated:
Basic loss per ordinary share	(9.25	)p	(14.23	)p
Diluted loss per ordinary share	(9.25	)p	(14.23	)p
As previously reported:
Basic loss per ordinary share	–		(14.65	)p
Diluted loss per ordinary share	–		(14.65	)p

The earnings per share figures have been restated for 2002 to reflect the bonus multiple of 1.029 inherent in the share placing and open offer in December 2003.

There were no material acquisitions in the period.

30 Corus Annual Review
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Summary financial statement

Consolidated balance sheet

	2003	2002
At 3 January 2004	£m	£m
Fixed assets
Intangible assets	96	105
Tangible assets	2,729	2,871
Investments in joint ventures:
Share of gross assets	198	200
Share of gross liabilities	(107)	(116)
	91	84
Investments in associated undertakings	8	7
Other investments and loans	60	59
	159	150
	2,984	3,126
Current assets
Stocks	1,404	1,337
Debtors: amounts falling due after more than one year	479	457
Debtors: amounts falling due within one year	1,348	1,422
Less: securitisation of trade debtors	(215)	(181)
Net debtors falling due within one year	1,133	1,241
Short term investments	138	40
Cash at bank and in hand	242	230
	3,396	3,305
Creditors: amounts falling due within one year	(1,583)	(1,636)
Net current assets	1,813	1,669
Total assets less current liabilities	4,797	4,795

Convertible bonds	(332)	(309)
Other borrowings	(948)	(1,119)
Other creditors	(28)	(36)
Creditors: amounts falling due after more than one year	(1,308)	(1,464)
Provisions for liabilities and charges	(605)	(522)
Accruals and deferred income
Regional development and other grants	(40)	(40)
	2,844	2,769
Capital and reserves
Called up share capital	1,696	1,565
Share premium account	167	7
Statutory reserve	2,338	2,338
Other reserves	201	201
Profit and loss account	(1,605)	(1,389)
Shareholders’ funds – equity interests	2,797	2,722
Minority interests
Equity interests in subsidiary undertakings	47	47
	2,844	2,769
Approved by the Board and signed on its behalf by:

P Varin D M Lloyd 18 March 2004

Corus Annual Review 31
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Summary financial statement

Consolidated cash flow statement

	2003	2002
For the financial period ended 3 January 2004	£m	£m
Net cash inflow from operating activities	224	41
Dividends from joint ventures and associated undertakings	4	8
Returns on investments and servicing of finance
Interest and other dividends received	15	15
Interest paid	(116)	(97)
Issue costs of new loans	(16)	(4)
Interest element of finance lease rental payments	(2)	(1)
Net cash outflow from returns on investments and servicing of finance	(119)	(87)
Taxation
UK corporation tax received	–	2
Overseas tax (paid)/received	(50)	(16)
Tax (paid)/received	(50)	(14)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(163)	(176)
Sale of tangible fixed assets	82	112
Purchase of intangible fixed assets	–	(1)
Purchase of other fixed asset investments	–	(7)
Sale of other fixed asset investments	3	–
Loans to joint ventures and associated undertakings	(5)	–
Repayment of loans from joint ventures and associated undertakings	2	15
Net cash outflow from capital expenditure and financial investment	(81)	(57)
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	(17)	–
Net overdraft acquired with subsidiary undertakings and businesses	–	(5)
Investments in joint ventures and associated undertakings	(9)	(3)
Sale of businesses and subsidiary undertakings	5	2
Sale of joint ventures and associated undertakings	1	451
Net cash (outflow)/inflow from acquisitions and disposals	(20)	445
Equity dividends paid to shareholders	–	–
Net cash (outflow)/inflow before use of liquid resources and financing	(42)	336
Management of liquid resources
Net purchase of short term investments	(96)	(28)
Net cash outflow from management of liquid resources	(96)	(28)
Financing
Issue of ordinary shares	307	3
Share issue expenses	(16)	–
Cash inflow from issue of ordinary shares	291	3
New loans	2	231
Repayment of borrowings	(144)	(508)
New finance leases	–	25
Capital element of finance lease rental payment	(1)	(14)
Decrease in debt	(143)	(266)
Net cash inflow/(outflow) from financing activities	148	(263)
Increase in cash in period	10	45

32 Corus Annual Review
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Summary financial statement

Reconciliation of net cash inflow/(outflow) to movement in net debt
	2003	2002
For the financial period ended 3 January 2004	£m	£m
Increase in cash	10	45
Increase in liquid resources	96	28
Decrease in debt	143	266
Issue costs of new loans	16	4
Change in net debt resulting from cash flows in period	265	343
Debt and liquid resources acquired	–	(4)
Effect of foreign exchange rate changes	(41)	(24)
Other non cash changes	(1)	9
Movement in net debt in period	223	324
Net debt at beginning of period	(1,236)	(1,560)
Net debt at end of period	(1,013)	(1,236)

Corus Annual Review 33
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Shareholder information

Share price information
The latest Corus share price is available from the Financial TimesCityline Service.
Telephone: 0906 8433311

Annual Report and
general enquiries
Copies of the full report, other general information about the Group’s business and copies of the Health, Safety and Environment Brochure may be downloaded from the website or obtained free of charge from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

US
Georgeson Shareholder
Communications, Inc.
17 State Street
New York NY 10004
Telephone: +1(212) 440 9977

Shareholder enquiries
Administrative enquiries concerning shareholdings should be directed to:

UK
Corus Group Section
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk. You will
need your eight digit shareholder reference number.

Netherlands
Secretariat Department
Corus PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

US
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries www.stockbny.com

The Bank of New York’s ADR website www.adrbny.com

ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

34 Corus Annual Review
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Shareholder Information

Placing and open offer taxation
The Inland Revenue has provided the following statement on the UK tax consequences for Corus shareholders of the sub-division of the old ordinary shares and of the subsequent open offer announced by Corus on 12 November, 2003.

An open offer is an arrangement under which a company invites its shareholders to subscribe for shares subject to a minimum entitlement based on their existing shareholdings. The shareholders may also be given the opportunity to subscribe for shares which other shareholders do not want. This may be subject to a maximum. For capital gains purposes the Revenue will treat any subscription for shares, which is equal to or less than the shareholder’s minimum entitlement, as a share reorganisation. Any shares subscribed for in excess of the minimum entitlement will be treated as a separate acquisition.

The effect of statement 3 is that a Corus shareholder should not be treated as making a disposal of all or part of his existing holding of new ordinary shares by reason of the issue to that shareholder of new ordinary shares pursuant to the open offer. Instead the new ordinary shares issued pursuant to the open offer will generally be treated as acquired at the time the shareholder is deemed to have acquired the existing holding of new ordinary shares and the cost of any new ordinary shares subscribed by a shareholder pursuant to the open offer should generally be added to the base cost of the shareholder’s existing holding of new ordinary shares.

1.

The sub-division of the old ordinary 50p shares into new ordinary 10p shares and deferred 40p shares means that it is necessary for shareholders to apportion their original CGT base cost between the two new holdings. The Inland Revenue accept that, at the time of the reorganisation, the deferred shares had no value and that, as a consequence of this, they would expect shareholders to apportion the entire base cost of their old ordinary shares to the new ordinary shares.

2.

Given that the entire base cost of the old ordinary shares is properly attributable to the new ordinary shares no part of the original base cost is attributable to the deferred shares. The subsequent transfer or cancellation of the deferred shares for nil consideration will not therefore give rise to any allowable CGT loss to holders of the deferred shares.

3.	The terms of Revenue Interpretation 74 (August 1994) apply to the open offer. The text of that interpretation is as follows:

Corus Annual Review 35
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Notes

36 Corus Annual Review
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